Golden Bull Limited

No. 1599, Jianshe Road, Jianshe Town

Chongming District, Shanghai, China 202155

October 10, 2019

Via Edgar

Mr. John Spitz

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

Re:	Golden Bull Limited
Form 20-F for Fiscal Year Ended December 31, 2018
Filed on April 30, 2019
File No. 001-38421

Dear Mr. Spitz:

This letter is in response to the letter dated September 25, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Golden Bull Limited (the “Company”, “we”, and “our”) regarding the Annual Report on Form 20-F (“Form 20-F”) previously filed on April 30, 2019. For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly.

Note 7 - Taxes, page F-19

1.                We note your response and corresponding Exhibits provided in response to comment 2. As noted in your revised forecast in Exhibit C, due to the increasingly stricter regulations of the P2P industry by the Chinese government you now forecast losses in all future periods. Based on your historical losses and your revised forecast of projected losses, please recognize a valuation allowance on your deferred tax asset or tell us further how and why you have determined that a valuation allowance is not appropriate.

Response: In response to the Staff’s comment, we have provided an accounting analysis below for not recognizing a valuation allowance on the deferred tax asset as of December 31, 2018:

The Company’s assessment of deferred tax assets before filing date of Form 20-F

Prior to the filing of the Form 20-F on April 30, 2019, the Company considered both negative and positive evidences and prepared a forecast of net operating losses for the years ended December 31 (which we have provided in our previous response to the Staff’s comments), 2019 through 2023, and reached a conclusion that it is not necessary to provide a valuation allowance on the deferred tax asset as of December 31, 2018.

Negative evidence

In assessing the need for a valuation allowance for deferred tax assets arising from net operating losses, the Company identified as the negative evidence the continuous net losses of $3.5 million and $1.0 million, and continuous net operating losses of $2.2 million and $1.2 million, for the years ended December 31, 2018 and 2017.

However, ASC 740 does not specifically define “cumulative losses in recent years.” In discussing cumulative losses, the FASB did note in Statement 109.100 (non-authoritative) that they considered losses in the context of a three-year period.

In addition, the Company has provided our unaudited interim financial statements for the three months ended March 31, 2019 to our auditors before our Form 20-F filing for the year ended on December 31, 2018, which presented a net income of $0.5 million. As a result, the Company expects the projected net income for the year ended December 31, 2019 would be no less than $0.61 million, which is the net income in our forecast on which the Company assessed the realizability of deferred tax assets and the need for a valuation allowance as of December 31, 2018.

Positive evidence

In addition to the net income of $0.5 million for the three months ended March 31, 2019, the Company witnessed an increase in the number of borrowers, who contribute both management fees and transaction fees to the Company. The Company regarded both indicators as positive evidences that the Company would generate sufficient revenues and net profits in the carryforward periods.

Based on the negative evidence and positive evidence, the Company prepared a forecast for the Company’s net operating income, which is $0.61 million, $0.97 million, $1.16 million, $1.51 million and $2.07 million for the years ended December 31, 2019, 2020, 2021, 2022 and 2023, respectively. The Company thus concluded that it is more likely than not that the deferred tax asset will be realized and no need to provide valuation allowance for deferred tax assets.

Increasing negative evidence after filing of Form 20-F

In May 2019, the financial regulatory authority of Shanghai issued the list of online lending companies that should exit the P2P lending industry after full payment of outstanding balance of loans. Furthermore in May 2019, the financial regulatory authority of Shanghai required the Company to gradually scale down the outstanding balance of loans it facilitated, to reduce the number of lenders and borrowers. As a result of these regulatory requirements, the Company’s operation performance was far below expectation. The Company expected these unfavorable regulatory changes have affected and could continue to affect our business negatively.

Based on our evaluation of regulatory and business environment of the P2P lending industry, the Company provided a new forecast in response to the Staff’s comments dated July 12, 2019. The forecast estimated net losses of $1.2 million, $0.6 million, $0.5 million, $0.4 million and $0.3 million for the years ended December 31, 2019, 2020, 2021, 2022 and 2023, respectively, leading to a full valuation allowance on the deferred tax assets.

Though the full valuation allowance of deferred tax assets was estimated as a result of increasing negative evidence after the filing of Form 20-F on April 30, 2019, the Company believes it is a result of regulatory requirements which did not exist on December 31, 2018 (for the three months ended December 31, 2018 and March 31, 2019, the Company witnessed an increase in the number of borrowers and revenues. The Company even made net income for the quarter ended March 31, 2019). According to the definition of subsequent events in ASC 855-10-20, the Company categorized the change as a non recognized subsequent event, and referring to ASC 855-10-25-3, the Company did not recognize such a subsequent event in the financial statements.

Pursuant to ASC250-10-45-17, “… A change in accounting estimate shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods.”, as the change in estimates of deferred tax assets was a result of non recognized subsequent event, the Company believes it is not necessary to restate the Form 20-F by recognition of a full valuation allowance on deferred tax assets. Instead, the Company would present the valuation allowance in our future filings.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Joan Wu, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2208.

Very truly yours,

/s/ Erxin Zeng
Name: Erxin Zeng
Title: Chief Executive Officer and Chairman of the Board of Directors

CC: Joan Wu, Esq., Hunter Taubman Fischer & Li LLC